Exhibit A

Press Release

Ceragon Networks Secures $73.5 Million Credit Facility

New facility replaces existing credit agreements

Paramus, New Jersey, March 14, 2013 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced the closing of a three year $73.5 million of secured credit loans with an additional credit of up to $40.2 million available for bank guarantees, from a group of lenders led by Bank Hapoalim B.M.. The loans under the credit facility are expected to be used by Ceragon to manage fluctuating working capital needs, mainly related to the deployment of its equipment at tier 1 operators and for general corporate purposes.

The new credit facility will bear floating interest at a base rate plus an applicable spread of up to 3% per annum (3 month Libor plus 3.3% as of March 14). The new credit facility is secured by a floating charge over all the Company’s assets and a fixed lien over its bank accounts at the lending institutions.

The credit facility replaces all of the Company’s existing credit facilities, including the loan agreement with Bank Hapoalim B.M. entered into in 2011, and other short term credit facilities with other banks.  At December 31, 2012, Ceragon had $26.8 million of long term debt, including current maturities, as well as $17 million drawn down from the previous credit facilities, which totaled $40 million.

“We are pleased with the successful completion of this credit facility, which provides several advantages over our prior credit agreements. The new credit facility consists of amounts larger than the previously available credit line, is fully-committed for three years, with financial covenants that are less stringent and bears interest at approximately the same rate,” said Aviram Steinhart, EVP and CFO of Ceragon. “In addition, under the terms of the agreement, the amounts we repay on the longer term loan taken in relation to the Nera acquisition, will immediately become available credit for our working capital needs under the new facility. We believe this will provide the necessary flexibility to successfully manage the fluctuations in working capital inherent in our business model.”

About Ceragon Networks Ltd.

Ceragon Networks Ltd.(NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon Networks Ltd., registered in various countries.  .Other names mentioned are owned by their respective holders.

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. +1 (201)-853-0228 yoelk@ceragon.com	Media Contact: Abigail Levy-Gurwitz Ceragon Networks Ltd. Tel: +1-(201)-853-0271 abigaill@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com